For Immediate Release	Exhibit 99.1

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports Second Quarter Earnings

Hampton, NH – July 25, 2007: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $1.7 million for the second quarter of 2007, an increase of $0.3 million over the second quarter of 2006. Earnings per common share (EPS) were $0.30 for the three months ended June 30, 2007, an improvement of $0.05 per share or 20% over the second quarter of 2006. Unitil’s improved second quarter performance was driven by higher gas sales and lower operation and maintenance expenses, which were partially offset by higher interest expense. For the six months ended June 30, EPS were $0.76 for 2007 compared to $0.61 for 2006, an improvement of $0.15, or 25%.

Unitil’s non-regulated business, Usource, also continued to realize higher revenues compared to last year, which further contributed to the Company’s overall improved earnings.

“Unitil continued strong year over year earnings growth in the second quarter,” said Bob Schoenberger, Unitil Chairman and CEO. “This growth in earnings was primarily driven by increased distribution revenues, lower operating expenses and robust growth in our Usource subsidiary. We also continue to work with regulatory officials and local utilities to more appropriately align distribution company financial interests with the current public policy objectives of increased investment in energy efficiency and renewable energy technologies.”

The following table presents the significant items (discussed below) contributing to the improvement in earnings per share in the three and six month periods ended June 30, 2007:

2007 Earnings Per Share vs. 2006

	Period Ended June 30,
	QTD	YTD
2006	$0.25	$0.61
Electric Sales Margin	(0.02)	0.04
Gas Sales Margin	0.06	0.14
Usource Sales Margin	0.03	0.06
Operation & Maintenance Expense	0.04	0.02
Depreciation, Amortization & Other	(0.02)	(0.05)
Interest Expense, Net	(0.04)	(0.06)

2007	$0.30	$0.76

Total electric kWh sales in the three and six month periods ended June 30, 2007 increased 0.5% and 0.1%, respectively, compared to the same periods in 2006. Gas sales in the three and six month periods ended June 30, 2007 increased 12.1% and 9.0%, respectively, compared to the same periods in 2006. Selected Financial Data for 2007 is presented in the following table:

(Unaudited)

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2007	2006	Change	2007	2006	Change
Electric kWh Sales:
Residential	152.0	149.7	1.5%	335.9	332.9	0.9%
Commercial/Industrial	262.5	262.8	(0.1%)	528.2	530.6	(0.5%)

Total	414.5	412.5	0.5%	864.1	863.5	0.1%

Gas Therm Sales:
Residential	2.3	2.0	15.0%	7.2	6.9	4.3%
Commercial/Industrial	4.2	3.8	10.5%	11.0	9.8	12.2%

Total	6.5	5.8	12.1%	18.2	16.7	9.0%

Electric Revenues	$51.7	$53.4	$(1.7)	$114.4	$109.8	$4.6
Purchased Electricity	37.3	38.8	(1.5)	86.5	82.4	4.1

Electric Sales Margin	14.4	14.6	(0.2)	27.9	27.4	0.5
Gas Revenues	6.4	6.3	0.1	20.6	20.0	0.6
Purchased Gas	4.0	4.4	(0.4)	13.8	14.5	(0.7)

Gas Sales Margin	2.4	1.9	0.5	6.8	5.5	1.3
Usource Sales Margin	0.9	0.6	0.3	1.8	1.2	0.6

Total Sales Margin:	17.7	17.1	0.6	36.5	34.1	2.4

Operation & Maintenance Expenses	6.8	7.2	(0.4)	13.3	13.5	(0.2)
Depreciation, Amortization & Other	6.8	6.5	0.3	14.4	13.3	1.1
Interest Expense, Net	2.4	2.0	0.4	4.5	3.9	0.6

Net Income:	$1.7	$1.4	$0.3	$4.3	$3.4	$0.9

Earnings Per Share	$0.30	$0.25	$0.05	$0.76	$0.61	$0.15

Electric sales margin decreased $0.2 million and increased $0.5 million in the three and six months ended June 30, 2007, respectively, compared to the same periods in 2006. The lower electric sales margin in the second quarter of 2007 is due to the timing of recognition, in the second quarter of 2006, of revenues retroactive to January 1, 2006 associated with higher new electric rates established in the Company’s electric rate case settlement in New Hampshire. The overall electric sales margin improvement through the first six months of 2007 compared to 2006 reflects additional step rate increases approved and implemented in the last half of 2006 and the first half of 2007.

Gas sales margin increased $0.5 million and $1.3 million in the three and six months ended June 30, 2007, respectively, compared to the same periods in 2006 reflecting higher gas sales due to more normal winter weather than last year and higher gas revenue from new higher rates approved and implemented in early 2007.

Usource, Unitil’s non-regulated energy brokering business, recorded increased sales of $0.3 million and $0.6 million in the three and six month periods ended June 30, 2007 compared to the same periods of 2006, representing increases of 50% over the comparable 2006 periods.

Total Operation and Maintenance (O&M) expenses decreased $0.4 million and $0.2 in the three and six month periods ended June 30, 2007 compared to the same periods in 2006. The decrease in the six month period reflects lower outside services expenses of $0.3 million as well as cost efficiencies achieved in utility operating and all other expenses of $0.3 million, net, partially offset by higher salaries and compensation expenses of $0.3 million and higher retiree and employee benefit costs of $0.1 million.

Depreciation, Amortization & Other expenses increased $0.3 million and $1.1 million in the three and six month periods ended June 30, 2007 compared to the same periods in 2006 primarily reflecting higher depreciation on utility plant additions and higher income taxes on higher levels of pre-tax earnings in 2007 compared to 2006.

Interest Expense, Net increased $0.4 million and $0.6 million in the three and six month periods ended June 30, 2007 compared to the same periods in 2006 reflecting an increase in the average cost of debt and higher long-term debt outstanding.

Also in the second quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

About Unitil

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its non-regulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.